Exhibit 99.1

Boqii Holding Limited Announces Extraordinary General Meeting Results

SHANGHAI, September 11, 2023 (PRNewswire)—Boqii Holding Limited (“Boqii,” “we” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced the results of its extraordinary general meeting of shareholders held in Shanghai on September 11, 2023 (the “EGM”).

At the meeting, the shareholders of the Company approved the following resolutions:

1.	AS AN ORDINARY RESOLUTION, in accordance with Article 59 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 shares of par value of US$0.001 each; comprising (a) 129,500,000 Class A ordinary shares of par value of US$0.001 each; (b) 15,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 55,500,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association to US$20,000,000 divided into 20,000,000,000 shares of par value of US$0.001 each, comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.001 each; (b) 2,000,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 3,000,000,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association by the creation of: (i) additional authorized but unissued 14,870,500,000 Class A ordinary shares of par value of US$0.001 each; (ii) additional authorized but unissued 1,985,000,000 Class B ordinary shares of par value of US$0.001 each; and (iii) additional authorized but unissued 2,944,500,000 shares of par value of US$0.001 each.

2.	AS A SPECIAL RESOLUTION, in accordance with Article 61 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that Article 75 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended (the “Amendment”) and Thirteenth Amended and Restated Memorandum and Articles of Association in the form uploaded to the Investor Relations section of the Company’s website on the date of the Notice of the EGM be adopted in substitution.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken, Mocare and D-cat, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com